Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 7/8/16

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Gemini, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, 26th Floor New York, NY 10004

Mail Processing Section
JUL 11 2016
Washington DC
412

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
212-943-2400 (Telephone) 212-509-3955 (Facsimile)


16019237

5. Provide the name, title, and telephone number of a contact employee:
Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) 212-897-8152 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
Michael Simon
60 Broad Street
New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2016
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware
(c) Statute under which applicant was organized: Delaware LLC Act 6 Del C section 18-101

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 7/8/16 (MM/DD/YY) ISE Gemini, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 8th day of July (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 1/16/19 County of New York State of New York

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires 1/16/19

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



July 8, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf

LLC Agreement:

http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Members

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit C

Subsidiaries and Affiliates of the ISE Gemini, LLC ("Exchange") (as of 7/8/2016)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	60
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	16
Margin Deposits & Default Fund	0
Total Current Assets	**76**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,400
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,400**
Total Assets	**1,476**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(59)
Current Deferred Tax Liability	0
Current Liabilities	**(59)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	558
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**558**
Total Liabilities	**499**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,227)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**977**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**977**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,476**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	(7)
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	610
Investments	0
Total Receivables - Net	5,185
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	13
Margin Deposits & Default Fund	0
Total Current Assets	**5,807**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**5,807**
LIABILITIES	
Total AP and Accrued Expenses	1,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,086
Deferred Revenue	2,793
Current Portion Capital Leases	0
Other Accrued Liabilities	332
Current Deferred Tax Liability	0
Current Liabilities	**5,306**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,306**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	2,816
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**501**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**501**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,807**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	11,964
Other Revenues	72
Total Revenues	**12,036**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,036**
Operating Expenses:	
Compensation and Benefits	5,332
Marketing and Advertising	510
Depr and Amortization	0
Professional and Contract Services	344
Computer Ops and Data Communication	1,709
Occupancy	23
Regulatory	0
General Administrative and Other	1,155
Merger Related Expenses Total	0
Total Operating Expenses	**9,074**
Operating Income	**2,963**
Total Interest Income	(0)
Total Interest Expense	(17)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,946
Income Tax Provisions	**0**
Net Income	**2,946**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,946**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,444
Current Deferred Tax	102
Current Restricted Cash	0
Other Current Assets	29,994
Margin Deposits & Default Fund	0
Total Current Assets	**31,541**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	6,573
Other Intangibles	523
Non Current Deferred Taxes	13
Other Long Term Assets	0
Total Long Term Assets	**7,152**
Total Assets	**38,692**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	44
Deferred Revenue	6,742
Current Portion Capital Leases	0
Other Accrued Liabilities	47
Current Deferred Tax Liability	0
Current Liabilities	**6,835**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,404
Non-current deferred revenue	433
All Other Long Term Liabilities	522
Long Term Liabilities	**2,359**
Total Liabilities	**9,194**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	24,917
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**29,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**29,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**38,692**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	15,074
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15,074**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,074**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	7
Depr and Amortization	61
Professional and Contract Services	4
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	633
Merger Related Expenses Total	0
Total Operating Expenses	**725**
Operating Income	**14,348**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,348
Income Tax Provisions	**5,780**
Net Income	**8,568**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**8,568**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	4,847
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	22,199
Margin Deposits & Default Fund	0
Total Current Assets	**27,687**
Long Term Assets:	
Total Property and Equipment - Net	1,304
Goodwill	82,417
Other Intangibles	138,225
Non Current Deferred Taxes	0
Other Long Term Assets	42
Total Long Term Assets	**221,988**
Total Assets	**249,675**
LIABILITIES	
Total AP and Accrued Expenses	172
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,949
Deferred Revenue	683
Current Portion Capital Leases	0
Other Accrued Liabilities	74
Current Deferred Tax Liability	0
Current Liabilities	**3,878**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,878**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	19,408
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**245,797**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**245,797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**249,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(6)
Global Listing Services	0
Global Information Services	30,560
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**30,554**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,554**
Operating Expenses:	
Compensation and Benefits	5,849
Marketing and Advertising	190
Depr and Amortization	2,509
Professional and Contract Services	819
Computer Ops and Data Communication	390
Occupancy	168
Regulatory	0
General Administrative and Other	674
Merger Related Expenses Total	546
Total Operating Expenses	**11,145**
Operating Income	**19,408**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,408
Income Tax Provisions	**0**
Net Income	**19,408**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**19,408**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	611
Margin Deposits & Default Fund	0
Total Current Assets	**611**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,861
Other Intangibles	738
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,599**
Total Assets	**3,210**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	136
Current Portion Capital Leases	0
Other Accrued Liabilities	2
Current Deferred Tax Liability	0
Current Liabilities	**138**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(35)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(35)**
Total Liabilities	**103**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	107
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,107**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,107**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,210**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	488
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**488**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**488**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	319
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**325**
Operating Income	**163**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	163
Income Tax Provisions	**67**
Net Income	**96**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**96**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	46,139
Investments	0
Total Receivables - Net	924
Current Deferred Tax	597
Current Restricted Cash	250
Other Current Assets	19,000
Margin Deposits & Default Fund	0
Total Current Assets	**66,910**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**66,910**
LIABILITIES	
Total AP and Accrued Expenses	210
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	816
Deferred Revenue	712
Current Portion Capital Leases	0
Other Accrued Liabilities	4,005
Current Deferred Tax Liability	0
Current Liabilities	**5,742**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**5,933**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	10,122
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,978**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,978**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,910**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	38,913
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**38,913**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,830)**
Total Cost of Revenues	**(2,830)**
Revenues less Cost of Revenues	**36,083**
Operating Expenses:	
Compensation and Benefits	2,990
Marketing and Advertising	7
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	171
Occupancy	243
Regulatory	98
General Administrative and Other	1,717
Merger Related Expenses Total	0
Total Operating Expenses	**5,226**
Operating Income	**30,857**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	30,857
Income Tax Provisions	**13,877**
Net Income	**16,980**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,980**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	8,054
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	36,694
Margin Deposits & Default Fund	0
Total Current Assets	**44,748**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**44,748**
LIABILITIES	
Total AP and Accrued Expenses	1,699
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	187
Current Deferred Tax Liability	0
Current Liabilities	**1,886**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,886**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	38,862
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**42,862**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**42,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**44,748**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	21,654
Global Listing Services	0
Global Information Services	8,074
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,728**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,728**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	890
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	10,139
General Administrative and Other	1,089
Merger Related Expenses Total	0
Total Operating Expenses	**12,118**
Operating Income	**17,610**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,610
Income Tax Provisions	**7,460**
Net Income	**10,151**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,151**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	4,436
Current Deferred Tax	1,516
Current Restricted Cash	0
Other Current Assets	80,893
Margin Deposits & Default Fund	0
Total Current Assets	**86,845**
Long Term Assets:	
Total Property and Equipment - Net	1,533
Goodwill	585,751
Other Intangibles	651,623
Non Current Deferred Taxes	11,596
Other Long Term Assets	52,568
Total Long Term Assets	**1,303,072**
Total Assets	**1,389,917**
LIABILITIES	
Total AP and Accrued Expenses	557
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,145
Current Deferred Tax Liability	289
Current Liabilities	**4,316**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,715
Non-current deferred revenue	0
All Other Long Term Liabilities	296
Long Term Liabilities	**25,011**
Total Liabilities	**29,327**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,415,821
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(55,232)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,360,589**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,360,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,389,917**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,154)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	23,397
Other Revenues	20
Total Revenues	**21,263**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(252)**
Total Cost of Revenues	**(252)**
Revenues less Cost of Revenues	**21,011**
Operating Expenses:	
Compensation and Benefits	2,038
Marketing and Advertising	6
Depr and Amortization	10,723
Professional and Contract Services	182
Computer Ops and Data Communication	5,110
Occupancy	870
Regulatory	0
General Administrative and Other	2,049
Merger Related Expenses Total	0
Total Operating Expenses	**20,978**
Operating Income	**33**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	34
Income Tax Provisions	**(414)**
Net Income	**448**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**448**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,594
Current Deferred Tax	54
Current Restricted Cash	0
Other Current Assets	55,367
Margin Deposits & Default Fund	0
Total Current Assets	**58,016**
Long Term Assets:	
Total Property and Equipment - Net	250
Goodwill	12,684
Other Intangibles	470
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**13,403**
Total Assets	**71,419**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	15
Deferred Revenue	275
Current Portion Capital Leases	0
Other Accrued Liabilities	3,621
Current Deferred Tax Liability	0
Current Liabilities	**3,915**
Total Long Term Debt	0
Non Current Deferred Tax Liability	181
Non-current deferred revenue	2
All Other Long Term Liabilities	131
Long Term Liabilities	**314**
Total Liabilities	**4,229**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	53,537
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**67,190**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**67,190**
Total Liabilities Non Controlling Interest and Stockholders Equity	**71,419**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	26,205
Market Technology Revenues	0
Other Revenues	5,124
Total Revenues	**31,329**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**31,329**
Operating Expenses:	
Compensation and Benefits	32
Marketing and Advertising	0
Depr and Amortization	299
Professional and Contract Services	(240)
Computer Ops and Data Communication	17
Occupancy	63
Regulatory	0
General Administrative and Other	2,252
Merger Related Expenses Total	0
Total Operating Expenses	**2,422**
Operating Income	**28,907**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	28,907
Income Tax Provisions	**12,210**
Net Income	**16,697**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,697**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	8,556
Other Intangibles	0
Non Current Deferred Taxes	603
Other Long Term Assets	33,238
Total Long Term Assets	**42,396**
Total Assets	**42,396**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,277
Current Deferred Tax Liability	0
Current Liabilities	**1,277**
Total Long Term Debt	0
Non Current Deferred Tax Liability	9,063
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**9,063**
Total Liabilities	**10,339**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,181)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**32,057**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**32,057**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,396**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,181**
Net Income	**(1,181)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,181)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	19,841
Other Intangibles	0
Non Current Deferred Taxes	4,621
Other Long Term Assets	88,784
Total Long Term Assets	**113,245**
Total Assets	**113,245**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,411
Current Deferred Tax Liability	0
Current Liabilities	**3,411**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,206
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**24,206**
Total Liabilities	**27,616**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,154)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**85,629**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**85,629**
Total Liabilities Non Controlling Interest and Stockholders Equity	**113,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**3,154**
Net Income	**(3,154)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,154)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Inet Futures Exchange, LLC

(in thousands, unaudited)

Notes: No data in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	718
Current Deferred Tax	1,038
Current Restricted Cash	0
Other Current Assets	1,824
Margin Deposits & Default Fund	0
Total Current Assets	**3,580**
Long Term Assets:	
Total Property and Equipment - Net	11,330
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	214
Other Long Term Assets	17
Total Long Term Assets	**11,561**
Total Assets	**15,141**
LIABILITIES	
Total AP and Accrued Expenses	539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,355
Deferred Revenue	64
Current Portion Capital Leases	78
Other Accrued Liabilities	3,844
Current Deferred Tax Liability	0
Current Liabilities	**6,880**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,620
Non-current deferred revenue	0
All Other Long Term Liabilities	596
Long Term Liabilities	**5,216**
Total Liabilities	**12,096**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,650
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,046**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,046**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	7,359
Global Listing Services	0
Global Information Services	12,700
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**20,058**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,058**
Operating Expenses:	
Compensation and Benefits	7,247
Marketing and Advertising	13
Depr and Amortization	2,852
Professional and Contract Services	1,657
Computer Ops and Data Communication	3,347
Occupancy	1,104
Regulatory	0
General Administrative and Other	2,458
Merger Related Expenses Total	20
Total Operating Expenses	**18,699**
Operating Income	**1,360**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,360
Income Tax Provisions	**704**
Net Income	**656**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**656**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire, Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	0
Total Receivables - Net	1,296
Current Deferred Tax	(0)
Current Restricted Cash	0
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**1,310**
Long Term Assets:	
Total Property and Equipment - Net	255
Goodwill	31,048
Other Intangibles	49,537
Non Current Deferred Taxes	(845)
Other Long Term Assets	(3,798)
Total Long Term Assets	**76,197**
Total Assets	**77,507**
LIABILITIES	
Total AP and Accrued Expenses	612
SEC 31a Payable to the SEC	180
Accrued Personnel Costs	9
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	28,077
Current Deferred Tax Liability	47
Current Liabilities	**28,926**
Total Long Term Debt	0
Non Current Deferred Tax Liability	19,782
Non-current deferred revenue	0
All Other Long Term Liabilities	126
Long Term Liabilities	**19,908**
Total Liabilities	**48,833**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(21,561)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**28,673**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**28,673**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,507**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	18,307
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,307**
COST OF REVENUES	
Liquidity Rebates	**(8,828)**
Brokerage, Clearance and Exchange Fees	**(861)**
Total Cost of Revenues	**(9,689)**
Revenues less Cost of Revenues	**8,618**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	4
Depr and Amortization	268
Professional and Contract Services	132
Computer Ops and Data Communication	42
Occupancy	18
Regulatory	418
General Administrative and Other	(81)
Merger Related Expenses Total	0
Total Operating Expenses	**800**
Operating Income	**7,818**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7,818
Income Tax Provisions	**13,643**
Net Income	**(5,825)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,825)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	71
Current Deferred Tax	307
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**378**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**75**
Total Assets	**453**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	784
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,630
Current Deferred Tax Liability	0
Current Liabilities	**4,414**
Total Long Term Debt	0
Non Current Deferred Tax Liability	12
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**12**
Total Liabilities	**4,427**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,864)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,973)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,973)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**453**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	457
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**457**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**457**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	39
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**40**
Operating Income	**417**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	417
Income Tax Provisions	**130**
Net Income	**288**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**288**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	87
Investments	0
Total Receivables - Net	2,561
Current Deferred Tax	(330)
Current Restricted Cash	0
Other Current Assets	29,263
Margin Deposits & Default Fund	0
Total Current Assets	**31,580**
Long Term Assets:	
Total Property and Equipment - Net	7,549
Goodwill	30,997
Other Intangibles	3,070
Non Current Deferred Taxes	0
Other Long Term Assets	18,256
Total Long Term Assets	**59,872**
Total Assets	**91,451**
LIABILITIES	
Total AP and Accrued Expenses	2,188
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(992)
Deferred Revenue	11
Current Portion Capital Leases	0
Other Accrued Liabilities	5,284
Current Deferred Tax Liability	0
Current Liabilities	**6,491**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,757
Non-current deferred revenue	0
All Other Long Term Liabilities	133
Long Term Liabilities	**3,891**
Total Liabilities	**10,382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	32,071
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**81,069**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**81,069**
Total Liabilities Non Controlling Interest and Stockholders Equity	**91,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	39,562
Market Technology Revenues	0
Other Revenues	4,284
Total Revenues	**43,846**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**43,846**
Operating Expenses:	
Compensation and Benefits	1,344
Marketing and Advertising	4
Depr and Amortization	2,304
Professional and Contract Services	(392)
Computer Ops and Data Communication	20
Occupancy	(129)
Regulatory	0
General Administrative and Other	1,620
Merger Related Expenses Total	(106)
Total Operating Expenses	**4,665**
Operating Income	**39,181**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	39,181
Income Tax Provisions	**16,023**
Net Income	**23,158**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**23,158**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	12,190
Current Deferred Tax	9,210
Current Restricted Cash	0
Other Current Assets	1,084
Margin Deposits & Default Fund	0
Total Current Assets	**22,484**
Long Term Assets:	
Total Property and Equipment - Net	38,549
Goodwill	215,720
Other Intangibles	47,218
Non Current Deferred Taxes	105
Other Long Term Assets	1,381
Total Long Term Assets	**302,973**
Total Assets	**325,457**
LIABILITIES	
Total AP and Accrued Expenses	21,177
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	21,697
Deferred Revenue	4,512
Current Portion Capital Leases	0
Other Accrued Liabilities	66,205
Current Deferred Tax Liability	0
Current Liabilities	**113,592**
Total Long Term Debt	0
Non Current Deferred Tax Liability	27,240
Non-current deferred revenue	152
All Other Long Term Liabilities	557
Long Term Liabilities	**27,949**
Total Liabilities	**141,541**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(68,936)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**183,916**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**183,916**
Total Liabilities Non Controlling Interest and Stockholders Equity	**325,457**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	140,055
Market Technology Revenues	(1)
Other Revenues	891
Total Revenues	**140,944**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**140,944**
Operating Expenses:	
Compensation and Benefits	94,927
Marketing and Advertising	1,207
Depr and Amortization	15,005
Professional and Contract Services	63,119
Computer Ops and Data Communication	11,780
Occupancy	5,244
Regulatory	0
General Administrative and Other	23,080
Merger Related Expenses Total	(803)
Total Operating Expenses	**213,558**
Operating Income	**(72,614)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(72,614)
Income Tax Provisions	**(30,535)**
Net Income	**(42,080)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(42,080)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,000
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	287
Margin Deposits & Default Fund	0
Total Current Assets	**1,287**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,287**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,711
Current Deferred Tax Liability	0
Current Liabilities	**1,711**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,711**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(425)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(425)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(425)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	492
Marketing and Advertising	150
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**642**
Operating Income	**(642)**
Total Interest Income	0
Total Interest Expense	(69)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(711)
Income Tax Provisions	**(287)**
Net Income	**(425)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(425)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,990
Investments	240
Total Receivables - Net	0
Current Deferred Tax	75
Current Restricted Cash	250
Other Current Assets	5,598
Margin Deposits & Default Fund	0
Total Current Assets	**16,153**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**21,732**
LIABILITIES	
Total AP and Accrued Expenses	4,539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	225
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	60
Current Deferred Tax Liability	0
Current Liabilities	**4,823**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1,519)
Non-current deferred revenue	0
All Other Long Term Liabilities	36
Long Term Liabilities	**(1,483)**
Total Liabilities	**3,340**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,916)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**18,392**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**18,392**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,732**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	32,700
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,700**
COST OF REVENUES	
Liquidity Rebates	**17**
Brokerage, Clearance and Exchange Fees	**(29,389)**
Total Cost of Revenues	**(29,372)**
Revenues less Cost of Revenues	**3,328**
Operating Expenses:	
Compensation and Benefits	1,633
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	59
Occupancy	95
Regulatory	0
General Administrative and Other	242
Merger Related Expenses Total	0
Total Operating Expenses	**2,031**
Operating Income	**1,297**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,297
Income Tax Provisions	**683**
Net Income	**614**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**614**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,985
Investments	0
Total Receivables - Net	1
Current Deferred Tax	229
Current Restricted Cash	0
Other Current Assets	1,711
Margin Deposits & Default Fund	0
Total Current Assets	**11,926**
Long Term Assets:	
Total Property and Equipment - Net	391
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**391**
Total Assets	**12,317**
LIABILITIES	
Total AP and Accrued Expenses	1,292
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	538
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,489
Current Deferred Tax Liability	0
Current Liabilities	**5,319**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(21)
Non-current deferred revenue	0
All Other Long Term Liabilities	4
Long Term Liabilities	**(18)**
Total Liabilities	**5,301**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,393
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,378)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,016**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,016**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,317**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3,661)**
Total Cost of Revenues	**(3,661)**
Revenues less Cost of Revenues	**(3,661)**
Operating Expenses:	
Compensation and Benefits	1,672
Marketing and Advertising	(84)
Depr and Amortization	88
Professional and Contract Services	774
Computer Ops and Data Communication	1,154
Occupancy	119
Regulatory	348
General Administrative and Other	552
Merger Related Expenses Total	12
Total Operating Expenses	**4,634**
Operating Income	**(8,295)**
Total Interest Income	69
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,226)
Income Tax Provisions	**(3,374)**
Net Income	**(4,852)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,852)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	641
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	595,935
Margin Deposits & Default Fund	0
Total Current Assets	**596,576**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	227,649
Other Long Term Assets	4,396,405
Total Long Term Assets	**4,624,054**
Total Assets	**5,220,630**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	241,386
Current Deferred Tax Liability	(610)
Current Liabilities	**241,528**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	538
Long Term Liabilities	**538**
Total Liabilities	**242,066**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(322,074)
Total Retained Earnings	666,225
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,978,564**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,978,564**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,220,630**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	389
Merger Related Expenses Total	0
Total Operating Expenses	**389**
Operating Income	**(389)**
Total Interest Income	10,191
Total Interest Expense	(3,023)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,779
Income Tax Provisions	**1,526**
Net Income	**5,253**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,253**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	122,198
Investments	11,892
Total Receivables - Net	96,368
Current Deferred Tax	(15,101)
Current Restricted Cash	0
Other Current Assets	502,887
Margin Deposits & Default Fund	0
Total Current Assets	**718,245**
Long Term Assets:	
Total Property and Equipment - Net	64,020
Goodwill	10,453
Other Intangibles	1,899
Non Current Deferred Taxes	51,208
Other Long Term Assets	7,723,141
Total Long Term Assets	**7,850,722**
Total Assets	**8,568,967**
LIABILITIES	
Total AP and Accrued Expenses	96,486
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	36,711
Deferred Revenue	2,221
Current Portion Capital Leases	0
Other Accrued Liabilities	2,109,243
Current Deferred Tax Liability	5,427
Current Liabilities	**2,250,089**
Total Long Term Debt	2,364,021
Non Current Deferred Tax Liability	6,931
Non-current deferred revenue	0
All Other Long Term Liabilities	62,288
Long Term Liabilities	**2,433,240**
Total Liabilities	**4,683,328**

EQUITY	
Common Stock Total	1,747
Common Stock in Treasury Total	(110,906)
Additional Paid in Capital	2,995,647
Accumulated Other Comprehensive Income/(Loss)	16,535
Total Retained Earnings	982,615
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,885,639**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,885,639**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,568,967**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(12)
Global Listing Services	1,852
Global Information Services	88,258
Corporate Solutions	1
Market Technology Revenues	(621)
Other Revenues	100,475
Total Revenues	**189,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,953**
Operating Expenses:	
Compensation and Benefits	176,944
Marketing and Advertising	10,110
Depr and Amortization	16,394
Professional and Contract Services	34,147
Computer Ops and Data Communication	13,787
Occupancy	6,240
Regulatory	0
General Administrative and Other	30,362
Merger Related Expenses Total	7,129
Total Operating Expenses	**295,114**
Operating Income	**(105,160)**
Total Interest Income	331
Total Interest Expense	(119,004)
Dividend and Investment Income	57
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(223,777)
Income Tax Provisions	**(72,430)**
Net Income	**(151,347)**
Net (income) expense attributable to noncontrolling interests	1,377
Net Income attributable to Nasdaq, Inc.	**(149,969)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	200
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	108,168
Margin Deposits & Default Fund	0
Total Current Assets	**108,368**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**108,368**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	440
Current Deferred Tax Liability	0
Current Liabilities	**494**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**533**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	106,835
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**107,835**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**107,835**
Total Liabilities Non Controlling Interest and Stockholders Equity	**108,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	66
Global Listing Services	0
Global Information Services	49,953
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	16
Total Revenues	**50,035**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50,035**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	17
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1,474
Merger Related Expenses Total	0
Total Operating Expenses	**1,491**
Operating Income	**48,544**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	48,544
Income Tax Provisions	**20,599**
Net Income	**27,945**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,945**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	160
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**160**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**160**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,370
Current Deferred Tax Liability	0
Current Liabilities	**1,413**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(1)**
Total Liabilities	**1,412**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,895)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,253)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,253)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**160**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	412
Marketing and Advertising	18
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	25
Merger Related Expenses Total	0
Total Operating Expenses	**470**
Operating Income	**(470)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(470)
Income Tax Provisions	**(269)**
Net Income	**(200)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(200)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	9
Total Receivables - Net	7,931
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	184,928
Margin Deposits & Default Fund	0
Total Current Assets	**192,868**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**192,868**
LIABILITIES	
Total AP and Accrued Expenses	150
SEC 31a Payable to the SEC	9,279
Accrued Personnel Costs	0
Deferred Revenue	282
Current Portion Capital Leases	0
Other Accrued Liabilities	2,188
Current Deferred Tax Liability	0
Current Liabilities	**11,899**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	137
Long Term Liabilities	**137**
Total Liabilities	**12,036**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	196,131
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**180,831**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**180,831**
Total Liabilities Non Controlling Interest and Stockholders Equity	**192,868**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	101,012
Global Listing Services	0
Global Information Services	17,579
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	213
Total Revenues	**118,804**
COST OF REVENUES	
Liquidity Rebates	**(38,321)**
Brokerage, Clearance and Exchange Fees	**(27,647)**
Total Cost of Revenues	**(65,969)**
Revenues less Cost of Revenues	**52,835**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	57
Computer Ops and Data Communication	42
Occupancy	0
Regulatory	342
General Administrative and Other	1,658
Merger Related Expenses Total	0
Total Operating Expenses	**2,099**
Operating Income	**50,737**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	50,737
Income Tax Provisions	**0**
Net Income	**50,737**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50,737**

Nasdaq, Inc.

Unconsolidated Balance Sheet -NASDAQ OMX Event Technologies LLC

(in thousands, unaudited)

Notes: This entity has been liquidated

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	(113)
Current Restricted Cash	0
Other Current Assets	1,264
Margin Deposits & Default Fund	0
Total Current Assets	**1,150**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	17,336
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**17,336**
Total Assets	**18,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,396
Non-current deferred revenue	0
All Other Long Term Liabilities	42
Long Term Liabilities	**1,438**
Total Liabilities	**1,438**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(7,665)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,048**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,048**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,486**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(117)**
Net Income	**117**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**117**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	558
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	124
Margin Deposits & Default Fund	0
Total Current Assets	**681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**681**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1
Current Deferred Tax Liability	0
Current Liabilities	**1**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,282
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,602)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**680**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**680**
Total Liabilities Non Controlling Interest and Stockholders Equity	**681**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(15)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(15)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**15**
Total Cost of Revenues	**15**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	12
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**15**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**(7)**
Net Income	**(8)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	8
Investments	10
Total Receivables - Net	33,360
Current Deferred Tax	1,922
Current Restricted Cash	0
Other Current Assets	3,741
Margin Deposits & Default Fund	0
Total Current Assets	**39,041**
Long Term Assets:	
Total Property and Equipment - Net	15,592
Goodwill	503,610
Other Intangibles	286,304
Non Current Deferred Taxes	18,862
Other Long Term Assets	48,664
Total Long Term Assets	**873,033**
Total Assets	**912,074**
LIABILITIES	
Total AP and Accrued Expenses	4,277
SEC 31a Payable to the SEC	9,191
Accrued Personnel Costs	4,421
Deferred Revenue	125
Current Portion Capital Leases	0
Other Accrued Liabilities	310,847
Current Deferred Tax Liability	4,536
Current Liabilities	**333,397**
Total Long Term Debt	0
Non Current Deferred Tax Liability	127,086
Non-current deferred revenue	0
All Other Long Term Liabilities	48,641
Long Term Liabilities	**175,726**
Total Liabilities	**509,124**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(5,756)
Total Retained Earnings	335,248
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**402,950**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**402,950**
Total Liabilities Non Controlling Interest and Stockholders Equity	**912,074**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	269,324
Global Listing Services	0
Global Information Services	16,438
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,101
Total Revenues	**287,864**
COST OF REVENUES	
Liquidity Rebates	**(114,487)**
Brokerage, Clearance and Exchange Fees	**(29,904)**
Total Cost of Revenues	**(144,391)**
Revenues less Cost of Revenues	**143,472**
Operating Expenses:	
Compensation and Benefits	13,230
Marketing and Advertising	259
Depr and Amortization	10,561
Professional and Contract Services	104
Computer Ops and Data Communication	592
Occupancy	1,847
Regulatory	2,632
General Administrative and Other	5,229
Merger Related Expenses Total	0
Total Operating Expenses	**34,454**
Operating Income	**109,019**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	(132)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	17,509
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	126,396
Income Tax Provisions	**53,388**
Net Income	**73,009**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**73,009**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	254
Current Deferred Tax	1,107
Current Restricted Cash	0
Other Current Assets	181,024
Margin Deposits & Default Fund	0
Total Current Assets	**182,385**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	369
Other Long Term Assets	(1,011)
Total Long Term Assets	**(642)**
Total Assets	**181,743**
LIABILITIES	
Total AP and Accrued Expenses	935
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,082
Current Deferred Tax Liability	0
Current Liabilities	**4,017**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,308
Long Term Liabilities	**2,308**
Total Liabilities	**6,325**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	155,418
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**175,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**175,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**181,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	71,456
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**71,456**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,456**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	15
Occupancy	18,018
Regulatory	0
General Administrative and Other	3,626
Merger Related Expenses Total	0
Total Operating Expenses	**21,661**
Operating Income	**49,795**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,795
Income Tax Provisions	**1,935**
Net Income	**47,860**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**47,860**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,230
Margin Deposits & Default Fund	0
Total Current Assets	**11,230**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	23,603
Total Long Term Assets	**23,603**
Total Assets	**34,833**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**176**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**176**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	11,140
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**34,657**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**34,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,833**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,786
Other Revenues	0
Total Revenues	**2,786**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,786**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**2,786**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,786
Income Tax Provisions	**0**
Net Income	**2,786**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,786**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	0
Total Receivables - Net	629
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1,179**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,179**
LIABILITIES	
Total AP and Accrued Expenses	724
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	20
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**744**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**744**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	550
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(115)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**435**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,179**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	462
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(137)
Total Revenues	**325**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**325**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	132
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	26
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**176**
Operating Income	**149**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	149
Income Tax Provisions	**146**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Operations & Compliance Network, LLC

(in thousands, unaudited)

Notes: No data in 2015.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	19
Margin Deposits & Default Fund	0
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,541
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,541**
Total Assets	**1,559**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(15)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(15)**
Total Liabilities	**(15)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(48)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,574**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,574**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,559**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	81
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**81**
Operating Income	**(81)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**(34)**
Net Income	**(48)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(48)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	111
Margin Deposits & Default Fund	0
Total Current Assets	**120**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	6,533
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**8,775**
LIABILITIES	
Total AP and Accrued Expenses	22
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	266
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	365
Current Deferred Tax Liability	0
Current Liabilities	**654**
Total Long Term Debt	0
Non Current Deferred Tax Liability	30
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**30**
Total Liabilities	**683**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(266)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,092**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,092**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	100
Other Revenues	60
Total Revenues	**160**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(10)**
Total Cost of Revenues	**(10)**
Revenues less Cost of Revenues	**150**
Operating Expenses:	
Compensation and Benefits	541
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	10
Occupancy	0
Regulatory	0
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**605**
Operating Income	**(456)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(456)
Income Tax Provisions	**(189)**
Net Income	**(266)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(266)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	667
Investments	0
Total Receivables - Net	20
Current Deferred Tax	0
Current Restricted Cash	38,217
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**38,914**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	198
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**198**
Total Assets	**39,111**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38,458
Current Deferred Tax Liability	0
Current Liabilities	**38,495**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**1**
Total Liabilities	**38,496**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	115
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**615**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**615**
Total Liabilities Non Controlling Interest and Stockholders Equity	**39,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	403
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**403**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**403**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	100
Occupancy	0
Regulatory	11
General Administrative and Other	93
Merger Related Expenses Total	0
Total Operating Expenses	**206**
Operating Income	**197**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	197
Income Tax Provisions	**82**
Net Income	**115**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**115**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	374
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(1)
Margin Deposits & Default Fund	0
Total Current Assets	**373**
Long Term Assets:	
Total Property and Equipment - Net	3,706
Goodwill	0
Other Intangibles	1,558
Non Current Deferred Taxes	0
Other Long Term Assets	10,183
Total Long Term Assets	**15,448**
Total Assets	**15,821**
LIABILITIES	
Total AP and Accrued Expenses	1,408
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	3,985
Current Deferred Tax Liability	0
Current Liabilities	**6,127**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,275
Long Term Liabilities	**1,275**
Total Liabilities	**7,402**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(14,330)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,821**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	53
Global Information Services	(3)
Corporate Solutions	0
Market Technology Revenues	(3)
Other Revenues	160
Total Revenues	**208**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**208**
Operating Expenses:	
Compensation and Benefits	2,946
Marketing and Advertising	66
Depr and Amortization	1,518
Professional and Contract Services	2,005
Computer Ops and Data Communication	200
Occupancy	254
Regulatory	0
General Administrative and Other	677
Merger Related Expenses Total	294
Total Operating Expenses	**7,961**
Operating Income	**(7,752)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(7,750)
Income Tax Provisions	**0**
Net Income	**(7,750)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(7,750)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**72**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	151
Other Long Term Assets	0
Total Long Term Assets	**151**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	4
Current Deferred Tax Liability	0
Current Liabilities	**4**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(8)
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	**4**
Total Liabilities	**8**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(523)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**216**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**216**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,059
Investments	0
Total Receivables - Net	96
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3)
Margin Deposits & Default Fund	0
Total Current Assets	**1,152**
Long Term Assets:	
Total Property and Equipment - Net	415
Goodwill	4,436
Other Intangibles	0
Non Current Deferred Taxes	16
Other Long Term Assets	0
Total Long Term Assets	**4,867**
Total Assets	**6,019**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	79
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(9)
Current Deferred Tax Liability	0
Current Liabilities	**106**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**106**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,933
Accumulated Other Comprehensive Income/(Loss)	(1,334)
Total Retained Earnings	2,314
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**5,913**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,913**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,019**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	1,432
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	53
Total Revenues	**1,485**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,485**
Operating Expenses:	
Compensation and Benefits	561
Marketing and Advertising	7
Depr and Amortization	21
Professional and Contract Services	267
Computer Ops and Data Communication	104
Occupancy	37
Regulatory	29
General Administrative and Other	272
Merger Related Expenses Total	0
Total Operating Expenses	**1,299**
Operating Income	**186**
Total Interest Income	6
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	191
Income Tax Provisions	**30**
Net Income	**161**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**161**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	143
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8
Margin Deposits & Default Fund	0
Total Current Assets	**151**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	81
Total Long Term Assets	**82**
Total Assets	**233**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	16
Current Portion Capital Leases	0
Other Accrued Liabilities	(5)
Current Deferred Tax Liability	0
Current Liabilities	**12**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**12**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	58
Total Retained Earnings	127
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**221**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**233**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	176
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**176**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**176**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2
Professional and Contract Services	99
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**102**
Operating Income	**73**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	73
Income Tax Provisions	**14**
Net Income	**59**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**59**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: Entity has been dissolved.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,361
Investments	0
Total Receivables - Net	235
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	819
Margin Deposits & Default Fund	0
Total Current Assets	**5,415**
Long Term Assets:	
Total Property and Equipment - Net	661
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	7
Other Long Term Assets	295
Total Long Term Assets	**963**
Total Assets	**6,378**
LIABILITIES	
Total AP and Accrued Expenses	3,409
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	102
Deferred Revenue	6
Current Portion Capital Leases	5
Other Accrued Liabilities	58
Current Deferred Tax Liability	0
Current Liabilities	**3,579**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	18
Long Term Liabilities	**18**
Total Liabilities	**3,597**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(508)
Total Retained Earnings	2,925
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,782**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,782**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,722
Global Listing Services	3
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	262
Total Revenues	**2,987**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,987**
Operating Expenses:	
Compensation and Benefits	840
Marketing and Advertising	36
Depr and Amortization	119
Professional and Contract Services	190
Computer Ops and Data Communication	260
Occupancy	89
Regulatory	34
General Administrative and Other	397
Merger Related Expenses Total	0
Total Operating Expenses	**1,963**
Operating Income	**1,024**
Total Interest Income	103
Total Interest Expense	(0)
Dividend and Investment Income	(22)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,105
Income Tax Provisions	**178**
Net Income	**927**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**927**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.

Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	80
Current Restricted Cash	0
Other Current Assets	(739)
Margin Deposits & Default Fund	0
Total Current Assets	**(658)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	44,710
Other Intangibles	21,166
Non Current Deferred Taxes	0
Other Long Term Assets	1,066
Total Long Term Assets	**66,943**
Total Assets	**66,285**
LIABILITIES	
Total AP and Accrued Expenses	211
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(377)
Current Deferred Tax Liability	716
Current Liabilities	**550**
Total Long Term Debt	0
Non Current Deferred Tax Liability	5,283
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**5,283**
Total Liabilities	**5,833**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(8,292)
Total Retained Earnings	(11,003)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,452**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,285**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2,650
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	(21)
Total Operating Expenses	**2,701**
Operating Income	**(2,701)**
Total Interest Income	0
Total Interest Expense	(4)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,706)
Income Tax Provisions	**(16)**
Net Income	**(2,689)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,689)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,845
Investments	0
Total Receivables - Net	1,916
Current Deferred Tax	391
Current Restricted Cash	125
Other Current Assets	(3,868)
Margin Deposits & Default Fund	0
Total Current Assets	**408**
Long Term Assets:	
Total Property and Equipment - Net	8,111
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**8,111**
Total Assets	**8,519**
LIABILITIES	
Total AP and Accrued Expenses	463
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,925
Deferred Revenue	4,858
Current Portion Capital Leases	0
Other Accrued Liabilities	3,292
Current Deferred Tax Liability	0
Current Liabilities	**10,537**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**10,537**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,804
Accumulated Other Comprehensive Income/(Loss)	1,385
Total Retained Earnings	(10,465)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(2,018)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(2,018)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	19,340
Other Revenues	3,724
Total Revenues	**23,063**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,063**
Operating Expenses:	
Compensation and Benefits	7,433
Marketing and Advertising	468
Depr and Amortization	3,540
Professional and Contract Services	8,102
Computer Ops and Data Communication	2,333
Occupancy	327
Regulatory	0
General Administrative and Other	3,532
Merger Related Expenses Total	18
Total Operating Expenses	**25,753**
Operating Income	**(2,690)**
Total Interest Income	0
Total Interest Expense	(87)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,777)
Income Tax Provisions	**(41)**
Net Income	**(2,737)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(2,737)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(884)
Total Retained Earnings	884
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	6
Marketing and Advertising	0
Depr and Amortization	(3)
Professional and Contract Services	0
Computer Ops and Data Communication	(1)
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(2)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	513
Investments	0
Total Receivables - Net	2,741
Current Deferred Tax	(239)
Current Restricted Cash	0
Other Current Assets	(334)
Margin Deposits & Default Fund	0
Total Current Assets	**2,681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**2,681**
LIABILITIES	
Total AP and Accrued Expenses	(3,507)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	82
Deferred Revenue	1,312
Current Portion Capital Leases	0
Other Accrued Liabilities	(34)
Current Deferred Tax Liability	0
Current Liabilities	**(2,148)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2,148)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,295)
Total Retained Earnings	5,843
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,829**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,829**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,681**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	5,192
Other Revenues	32
Total Revenues	**5,224**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,224**
Operating Expenses:	
Compensation and Benefits	880
Marketing and Advertising	17
Depr and Amortization	0
Professional and Contract Services	4,204
Computer Ops and Data Communication	204
Occupancy	13
Regulatory	0
General Administrative and Other	403
Merger Related Expenses Total	0
Total Operating Expenses	**5,721**
Operating Income	**(496)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(497)
Income Tax Provisions	**(5)**
Net Income	**(492)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(492)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	10
Current Restricted Cash	0
Other Current Assets	(2,997)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,987)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	4,389
Total Long Term Assets	**4,389**
Total Assets	**1,401**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	283
Total Retained Earnings	52
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,401**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,401**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(19)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(20)
Income Tax Provisions	**(5)**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -"Central Depository of Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8
Accumulated Other Comprehensive Income/(Loss)	(50)
Total Retained Earnings	42
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"Central Depository of Armenia" Open Joint Stock Com
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	147
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**147**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**147**
Operating Expenses:	
Compensation and Benefits	54
Marketing and Advertising	3
Depr and Amortization	5
Professional and Contract Services	2
Computer Ops and Data Communication	14
Occupancy	5
Regulatory	0
General Administrative and Other	21
Merger Related Expenses Total	0
Total Operating Expenses	**105**
Operating Income	**43**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(128)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**10**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	33
Investments	0
Total Receivables - Net	13
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**47**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**47**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**25**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**25**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	11
Total Retained Earnings	11
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**22**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**22**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47**

Nasdaq, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	**(3)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3)
Income Tax Provisions	**(0)**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	1,894
Total Long Term Assets	**1,894**
Total Assets	**1,895**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(473)
Total Retained Earnings	2,368
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,895**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,895**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,895**

Nasdaq, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	248
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	248
Income Tax Provisions	**0**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	531
Investments	0
Total Receivables - Net	4,234
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,527
Margin Deposits & Default Fund	0
Total Current Assets	**9,291**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**24,811**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	48
Current Deferred Tax Liability	0
Current Liabilities	**53**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**53**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	(854)
Total Retained Earnings	9,663
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24,758**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24,758**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	10
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**(11)**
Total Interest Income	235
Total Interest Expense	(1)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	237
Income Tax Provisions	**47**
Net Income	**190**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**190**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Ensoleillement Inc.

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.

Unconsolidated Balance Sheet - European Central Counterparty N.V

(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	123
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**123**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**77**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**77**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	244
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(176)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**46**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**46**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123**

Nasdaq, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,728
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2,729**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	398
Other Intangibles	0
Non Current Deferred Taxes	5
Other Long Term Assets	0
Total Long Term Assets	**403**
Total Assets	**3,132**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,909
Current Deferred Tax Liability	0
Current Liabilities	**1,920**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,920**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(212)
Total Retained Earnings	1,424
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,212**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,212**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,132**

Nasdaq, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(0)
Total Revenues	**(0)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**(69)**
Net Income	**65**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**65**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	240
Investments	0
Total Receivables - Net	853
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,546
Margin Deposits & Default Fund	0
Total Current Assets	**2,638**
Long Term Assets:	
Total Property and Equipment - Net	744
Goodwill	2,032
Other Intangibles	397
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**3,173**
Total Assets	**5,811**
LIABILITIES	
Total AP and Accrued Expenses	3,380
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	94
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	52
Current Liabilities	**3,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	52
Non-current deferred revenue	0
All Other Long Term Liabilities	198
Long Term Liabilities	**250**
Total Liabilities	**3,776**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(168)
Total Retained Earnings	(540)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,035**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,905
Total Revenues	**1,905**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,905**
Operating Expenses:	
Compensation and Benefits	441
Marketing and Advertising	0
Depr and Amortization	333
Professional and Contract Services	403
Computer Ops and Data Communication	4
Occupancy	(22)
Regulatory	0
General Administrative and Other	714
Merger Related Expenses Total	0
Total Operating Expenses	**1,872**
Operating Income	**33**
Total Interest Income	4
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	26
Income Tax Provisions	**(38)**
Net Income	**64**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**64**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired L.P.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired UK Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(405,326)
Investments	0
Total Receivables - Net	2,247
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,312
Margin Deposits & Default Fund	0
Total Current Assets	**(400,767)**
Long Term Assets:	
Total Property and Equipment - Net	472
Goodwill	3,331
Other Intangibles	0
Non Current Deferred Taxes	1,042
Other Long Term Assets	(3,103,887)
Total Long Term Assets	**(3,099,042)**
Total Assets	**(3,499,808)**
LIABILITIES	
Total AP and Accrued Expenses	5,706
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	740
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	434,790
Current Deferred Tax Liability	170
Current Liabilities	**441,407**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,402
Long Term Liabilities	**2,402**
Total Liabilities	**443,809**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,189,844)
Accumulated Other Comprehensive Income/(Loss)	444,514
Total Retained Earnings	(198,302)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,943,617)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,943,617)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,499,808)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	9
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	12,096
Total Revenues	**12,106**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,106**
Operating Expenses:	
Compensation and Benefits	5,842
Marketing and Advertising	10
Depr and Amortization	112
Professional and Contract Services	3,306
Computer Ops and Data Communication	185
Occupancy	8,678
Regulatory	0
General Administrative and Other	757
Merger Related Expenses Total	1
Total Operating Expenses	**18,891**
Operating Income	**(6,785)**
Total Interest Income	9
Total Interest Expense	(4,808)
Dividend and Investment Income	(13)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	(1,243)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	9
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,831)
Income Tax Provisions	**3,016**
Net Income	**(15,847)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15,847)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	370
Investments	0
Total Receivables - Net	2,161
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,720
Margin Deposits & Default Fund	0
Total Current Assets	**14,250**
Long Term Assets:	
Total Property and Equipment - Net	94
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**94**
Total Assets	**14,344**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	522
Deferred Revenue	2,034
Current Portion Capital Leases	0
Other Accrued Liabilities	387
Current Deferred Tax Liability	0
Current Liabilities	**2,953**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,953**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(529)
Total Retained Earnings	10,908
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**11,391**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**11,391**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,677
Other Revenues	1,250
Total Revenues	**8,927**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,927**
Operating Expenses:	
Compensation and Benefits	2,811
Marketing and Advertising	151
Depr and Amortization	48
Professional and Contract Services	1,102
Computer Ops and Data Communication	2,737
Occupancy	270
Regulatory	0
General Administrative and Other	294
Merger Related Expenses Total	0
Total Operating Expenses	**7,414**
Operating Income	**1,513**
Total Interest Income	85
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,598
Income Tax Provisions	**287**
Net Income	**1,310**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,310**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	15
Margin Deposits & Default Fund	0
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	43,792
Other Intangibles	9,331
Non Current Deferred Taxes	0
Other Long Term Assets	4,164
Total Long Term Assets	**57,287**
Total Assets	**57,302**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	233
Current Liabilities	**233**
Total Long Term Debt	0
Non Current Deferred Tax Liability	2,566
Non-current deferred revenue	0
All Other Long Term Liabilities	1,464
Long Term Liabilities	**4,030**
Total Liabilities	**4,263**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(10,812)
Total Retained Earnings	(12,617)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**53,039**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**53,039**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,302**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	804
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**(804)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(803)
Income Tax Provisions	**(184)**
Net Income	**(620)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(620)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	10,672
Investments	7,102
Total Receivables - Net	2,027
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**19,873**
Long Term Assets:	
Total Property and Equipment - Net	38
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	160
Total Long Term Assets	**198**
Total Assets	**20,072**
LIABILITIES	
Total AP and Accrued Expenses	165
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	409
Deferred Revenue	623
Current Portion Capital Leases	0
Other Accrued Liabilities	958
Current Deferred Tax Liability	58
Current Liabilities	**2,214**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,214**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(4,250)
Total Retained Earnings	7,825
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,858**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,858**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,072**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,447
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,447**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,447**
Operating Expenses:	
Compensation and Benefits	1,763
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	318
Computer Ops and Data Communication	11,243
Occupancy	76
Regulatory	2
General Administrative and Other	378
Merger Related Expenses Total	0
Total Operating Expenses	**13,791**
Operating Income	**2,657**
Total Interest Income	20
Total Interest Expense	(0)
Dividend and Investment Income	(19)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,658
Income Tax Provisions	**36**
Net Income	**2,621**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,621**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	69,885
Investments	124,290
Total Receivables - Net	332
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,843
Margin Deposits & Default Fund	2,228,086
Total Current Assets	**2,424,437**
Long Term Assets:	
Total Property and Equipment - Net	2,622
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	52
Other Long Term Assets	658,381
Total Long Term Assets	**661,055**
Total Assets	**3,085,492**
LIABILITIES	
Total AP and Accrued Expenses	9,445
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,262
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,230,935
Current Deferred Tax Liability	232
Current Liabilities	**2,242,874**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	118
Long Term Liabilities	**118**
Total Liabilities	**2,242,992**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	183,177
Total Retained Earnings	(481,655)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**842,500**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**842,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,085,492**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	44,661
Global Listing Services	(2)
Global Information Services	535
Corporate Solutions	0
Market Technology Revenues	3,886
Other Revenues	(6)
Total Revenues	**49,075**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,075**
Operating Expenses:	
Compensation and Benefits	8,571
Marketing and Advertising	121
Depr and Amortization	817
Professional and Contract Services	4,095
Computer Ops and Data Communication	20,797
Occupancy	392
Regulatory	258
General Administrative and Other	2,587
Merger Related Expenses Total	4
Total Operating Expenses	**37,643**
Operating Income	**11,432**
Total Interest Income	(159)
Total Interest Expense	(476)
Dividend and Investment Income	(107)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10,689
Income Tax Provisions	**471**
Net Income	**10,218**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,218**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,040
Investments	0
Total Receivables - Net	5,268
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	40,358
Margin Deposits & Default Fund	0
Total Current Assets	**46,665**
Long Term Assets:	
Total Property and Equipment - Net	263
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	355
Total Long Term Assets	**670**
Total Assets	**47,335**
LIABILITIES	
Total AP and Accrued Expenses	1,126
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,866
Deferred Revenue	251
Current Portion Capital Leases	0
Other Accrued Liabilities	929
Current Deferred Tax Liability	0
Current Liabilities	**4,173**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	7,523
Long Term Liabilities	**7,523**
Total Liabilities	**11,695**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(8,518)
Total Retained Earnings	(7,972)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**35,640**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**35,640**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47,335**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	17,275
Global Listing Services	12,413
Global Information Services	16,802
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,463
Total Revenues	**49,954**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,954**
Operating Expenses:	
Compensation and Benefits	7,238
Marketing and Advertising	134
Depr and Amortization	101
Professional and Contract Services	1,993
Computer Ops and Data Communication	4,691
Occupancy	824
Regulatory	620
General Administrative and Other	1,127
Merger Related Expenses Total	0
Total Operating Expenses	**16,728**
Operating Income	**33,226**
Total Interest Income	91
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,311
Income Tax Provisions	**7,590**
Net Income	**25,722**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**25,722**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	213
Investments	0
Total Receivables - Net	652
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,121
Margin Deposits & Default Fund	0
Total Current Assets	**1,986**
Long Term Assets:	
Total Property and Equipment - Net	1,181
Goodwill	1,142
Other Intangibles	(1)
Non Current Deferred Taxes	178
Other Long Term Assets	432
Total Long Term Assets	**2,933**
Total Assets	**4,919**
LIABILITIES	
Total AP and Accrued Expenses	1,143
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	596
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(189)
Current Deferred Tax Liability	0
Current Liabilities	**1,549**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,549**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	(680)
Total Retained Earnings	2,552
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,370**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,370**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,919**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	13,724
Total Revenues	**13,724**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**13,724**
Operating Expenses:	
Compensation and Benefits	3,761
Marketing and Advertising	6
Depr and Amortization	331
Professional and Contract Services	3,276
Computer Ops and Data Communication	(201)
Occupancy	757
Regulatory	0
General Administrative and Other	770
Merger Related Expenses Total	0
Total Operating Expenses	**8,700**
Operating Income	**5,024**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,022
Income Tax Provisions	**1,234**
Net Income	**3,788**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,788**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,699
Investments	0
Total Receivables - Net	5,933
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(10,658)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,026)**
Long Term Assets:	
Total Property and Equipment - Net	7,670
Goodwill	100,397
Other Intangibles	16,956
Non Current Deferred Taxes	0
Other Long Term Assets	416
Total Long Term Assets	**125,438**
Total Assets	**123,412**
LIABILITIES	
Total AP and Accrued Expenses	1,889
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,357
Deferred Revenue	1,581
Current Portion Capital Leases	0
Other Accrued Liabilities	1,423
Current Deferred Tax Liability	0
Current Liabilities	**6,250**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,655
Long Term Liabilities	**1,655**
Total Liabilities	**7,905**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(2,868)
Total Retained Earnings	(18,317)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**115,507**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**115,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123,412**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	1
Corporate Solutions	59,739
Market Technology Revenues	0
Other Revenues	12,126
Total Revenues	**71,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,866**
Operating Expenses:	
Compensation and Benefits	7,382
Marketing and Advertising	68
Depr and Amortization	3,615
Professional and Contract Services	43,965
Computer Ops and Data Communication	2,952
Occupancy	2,130
Regulatory	0
General Administrative and Other	(1,034)
Merger Related Expenses Total	(91)
Total Operating Expenses	**58,988**
Operating Income	**12,879**
Total Interest Income	0
Total Interest Expense	(197)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,682
Income Tax Provisions	**(113)**
Net Income	**12,795**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,795**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	3,504
Investments	0
Total Receivables - Net	440
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,149
Margin Deposits & Default Fund	0
Total Current Assets	**7,094**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**28**
Total Assets	**7,121**
LIABILITIES	
Total AP and Accrued Expenses	1,578
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	216
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	641
Current Deferred Tax Liability	8
Current Liabilities	**2,443**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,443**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,641)
Total Retained Earnings	2,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,121**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	5,240
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	28
Total Revenues	**5,268**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,268**
Operating Expenses:	
Compensation and Benefits	823
Marketing and Advertising	4
Depr and Amortization	11
Professional and Contract Services	309
Computer Ops and Data Communication	306
Occupancy	109
Regulatory	31
General Administrative and Other	824
Merger Related Expenses Total	0
Total Operating Expenses	**2,417**
Operating Income	**2,851**
Total Interest Income	275
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,126
Income Tax Provisions	**631**
Net Income	**2,495**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,495**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

Notes: New entity in 2016, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(7,866)
Investments	0
Total Receivables - Net	4,006
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	234
Margin Deposits & Default Fund	0
Total Current Assets	**(3,626)**
Long Term Assets:	
Total Property and Equipment - Net	18,217
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	0
Total Long Term Assets	**18,268**
Total Assets	**14,642**
LIABILITIES	
Total AP and Accrued Expenses	663
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	5,365
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,357
Current Deferred Tax Liability	311
Current Liabilities	**9,696**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**9,696**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,405)
Total Retained Earnings	6,209
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,946**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,946**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,642**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	12
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	49,530
Other Revenues	0
Total Revenues	**49,542**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,542**
Operating Expenses:	
Compensation and Benefits	14,816
Marketing and Advertising	12
Depr and Amortization	5,802
Professional and Contract Services	2,313
Computer Ops and Data Communication	24,504
Occupancy	1,314
Regulatory	0
General Administrative and Other	839
Merger Related Expenses Total	0
Total Operating Expenses	**49,599**
Operating Income	**(57)**
Total Interest Income	(0)
Total Interest Expense	(119)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(176)
Income Tax Provisions	**(364)**
Net Income	**188**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**188**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	203
Investments	0
Total Receivables - Net	4,133
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,011
Margin Deposits & Default Fund	0
Total Current Assets	**36,347**
Long Term Assets:	
Total Property and Equipment - Net	409
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	22
Other Long Term Assets	8,587
Total Long Term Assets	**9,019**
Total Assets	**45,366**
LIABILITIES	
Total AP and Accrued Expenses	493
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,289
Deferred Revenue	17
Current Portion Capital Leases	0
Other Accrued Liabilities	22,398
Current Deferred Tax Liability	0
Current Liabilities	**24,197**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**24,197**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(13,153)
Total Retained Earnings	42,155
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**21,109**
Non Controlling Interest	61
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**21,169**
Total Liabilities Non Controlling Interest and Stockholders Equity	**45,366**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,558
Global Listing Services	6,485
Global Information Services	10,932
Corporate Solutions	138
Market Technology Revenues	2
Other Revenues	1,738
Total Revenues	**35,852**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,852**
Operating Expenses:	
Compensation and Benefits	4,201
Marketing and Advertising	125
Depr and Amortization	149
Professional and Contract Services	2,888
Computer Ops and Data Communication	3,980
Occupancy	696
Regulatory	284
General Administrative and Other	670
Merger Related Expenses Total	3
Total Operating Expenses	**12,995**
Operating Income	**22,857**
Total Interest Income	9
Total Interest Expense	(2)
Dividend and Investment Income	(22,707)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	157
Income Tax Provisions	**52**
Net Income	**105**
Net (income) expense attributable to noncontrolling interests	(8)
Net Income attributable to Nasdaq, Inc.	**97**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(6,601)
Investments	0
Total Receivables - Net	2,749,169
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(47,616)
Margin Deposits & Default Fund	0
Total Current Assets	**2,694,952**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	5,900
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,151,847)**
Total Assets	**(1,456,895)**
LIABILITIES	
Total AP and Accrued Expenses	20,170
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	820
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	341
Current Deferred Tax Liability	238
Current Liabilities	**21,568**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21,568**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,075,612
Total Retained Earnings	(408,969)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,478,463)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,478,463)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,456,895)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,429
Total Revenues	**2,429**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,429**
Operating Expenses:	
Compensation and Benefits	3,020
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	446
Computer Ops and Data Communication	66
Occupancy	105
Regulatory	0
General Administrative and Other	(226)
Merger Related Expenses Total	5
Total Operating Expenses	**3,416**
Operating Income	**(986)**
Total Interest Income	12
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(977)
Income Tax Provisions	**7,865**
Net Income	**(8,842)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,842)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	0
Total Receivables - Net	675
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,007
Margin Deposits & Default Fund	0
Total Current Assets	**32,777**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**84,906**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	131,745
Current Deferred Tax Liability	0
Current Liabilities	**131,762**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**131,762**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	33,842
Total Retained Earnings	(14,653)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(46,856)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(46,856)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,906**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	20
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**21**
Operating Income	**(21)**
Total Interest Income	348
Total Interest Expense	(3,273)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,945)
Income Tax Provisions	**(685)**
Net Income	**(2,260)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,260)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	529
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	980,189
Margin Deposits & Default Fund	0
Total Current Assets	**981,359**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,191,109**
LIABILITIES	
Total AP and Accrued Expenses	589
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	12
Current Deferred Tax Liability	0
Current Liabilities	**601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	3,723,035
Long Term Liabilities	**3,723,035**
Total Liabilities	**3,723,636**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	608,395
Total Retained Earnings	82,480
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**467,473**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**467,473**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,191,109**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	69
Computer Ops and Data Communication	0
Occupancy	13
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**88**
Operating Income	**(88)**
Total Interest Income	55,688
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	55,600
Income Tax Provisions	**0**
Net Income	**55,600**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**55,600**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,962
Investments	0
Total Receivables - Net	531
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	5,104
Margin Deposits & Default Fund	0
Total Current Assets	**7,597**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4
Other Long Term Assets	0
Total Long Term Assets	**20**
Total Assets	**7,618**
LIABILITIES	
Total AP and Accrued Expenses	2,744
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	821
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	290
Current Deferred Tax Liability	41
Current Liabilities	**3,896**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,896**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,499)
Total Retained Earnings	(669)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,721**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,618**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,615
Global Listing Services	1,311
Global Information Services	154
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	298
Total Revenues	**4,379**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,379**
Operating Expenses:	
Compensation and Benefits	2,395
Marketing and Advertising	55
Depr and Amortization	4
Professional and Contract Services	246
Computer Ops and Data Communication	550
Occupancy	189
Regulatory	29
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**3,574**
Operating Income	**805**
Total Interest Income	304
Total Interest Expense	(2)
Dividend and Investment Income	23
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,130
Income Tax Provisions	**288**
Net Income	**842**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**842**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,254
Investments	0
Total Receivables - Net	4,395
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8,268
Margin Deposits & Default Fund	0
Total Current Assets	**13,916**
Long Term Assets:	
Total Property and Equipment - Net	69
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**69**
Total Assets	**13,986**
LIABILITIES	
Total AP and Accrued Expenses	5,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	694
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	399
Current Deferred Tax Liability	0
Current Liabilities	**6,191**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**6,191**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(895)
Total Retained Earnings	8,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,794**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,794**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,986**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,274
Total Revenues	**8,274**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,274**
Operating Expenses:	
Compensation and Benefits	5,012
Marketing and Advertising	1,106
Depr and Amortization	673
Professional and Contract Services	809
Computer Ops and Data Communication	79
Occupancy	484
Regulatory	0
General Administrative and Other	1,534
Merger Related Expenses Total	0
Total Operating Expenses	**9,696**
Operating Income	**(1,422)**
Total Interest Income	24
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,399)
Income Tax Provisions	**48**
Net Income	**(1,447)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,447)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	767
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,150
Margin Deposits & Default Fund	0
Total Current Assets	**3,917**
Long Term Assets:	
Total Property and Equipment - Net	214
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**224**
Total Assets	**4,141**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	827
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	45
Current Deferred Tax Liability	0
Current Liabilities	**909**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**909**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	62
Total Retained Earnings	1,700
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,232**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,924
Total Revenues	**7,924**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7,924**
Operating Expenses:	
Compensation and Benefits	5,176
Marketing and Advertising	54
Depr and Amortization	85
Professional and Contract Services	290
Computer Ops and Data Communication	19
Occupancy	1,133
Regulatory	0
General Administrative and Other	603
Merger Related Expenses Total	(10)
Total Operating Expenses	**7,350**
Operating Income	**574**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	577
Income Tax Provisions	**87**
Net Income	**490**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**490**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	6,128
Investments	0
Total Receivables - Net	846
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	12,497
Margin Deposits & Default Fund	0
Total Current Assets	**19,471**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**19,471**
LIABILITIES	
Total AP and Accrued Expenses	1,649
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	846
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	34
Current Deferred Tax Liability	0
Current Liabilities	**2,529**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,529**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	96,138
Accumulated Other Comprehensive Income/(Loss)	1,256
Total Retained Earnings	(80,412)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**16,942**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**16,942**
Total Liabilities Non Controlling Interest and Stockholders Equity	19,471

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,663)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(2,663)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(2,663)**
Operating Expenses:	
Compensation and Benefits	4,133
Marketing and Advertising	148
Depr and Amortization	0
Professional and Contract Services	1,540
Computer Ops and Data Communication	2,695
Occupancy	330
Regulatory	0
General Administrative and Other	2,408
Merger Related Expenses Total	3,625
Total Operating Expenses	**14,879**
Operating Income	**(17,542)**
Total Interest Income	48
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(17,494)
Income Tax Provisions	**0**
Net Income	**(17,494)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,494)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	193
Investments	0
Total Receivables - Net	4,216
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	42,604
Margin Deposits & Default Fund	0
Total Current Assets	**47,014**
Long Term Assets:	
Total Property and Equipment - Net	98
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(685)
Other Long Term Assets	833,158
Total Long Term Assets	**832,571**
Total Assets	**879,585**
LIABILITIES	
Total AP and Accrued Expenses	14,651
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	397
Deferred Revenue	2,416
Current Portion Capital Leases	0
Other Accrued Liabilities	28,076
Current Deferred Tax Liability	0
Current Liabilities	**45,540**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**45,540**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,508
Total Retained Earnings	(358,039)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833,948**
Non Controlling Interest	96
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**834,044**
Total Liabilities Non Controlling Interest and Stockholders Equity	**879,585**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	16
Global Information Services	(0)
Corporate Solutions	10,222
Market Technology Revenues	0
Other Revenues	1,945
Total Revenues	**12,183**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,183**
Operating Expenses:	
Compensation and Benefits	1,678
Marketing and Advertising	17
Depr and Amortization	85
Professional and Contract Services	2,603
Computer Ops and Data Communication	211
Occupancy	328
Regulatory	7
General Administrative and Other	789
Merger Related Expenses Total	0
Total Operating Expenses	**5,716**
Operating Income	**6,467**
Total Interest Income	4
Total Interest Expense	(0)
Dividend and Investment Income	(5,695)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	776
Income Tax Provisions	**189**
Net Income	**587**
Net (income) expense attributable to noncontrolling interests	(30)
Net Income attributable to Nasdaq, Inc.	**557**

Nasdaq, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4)
Accumulated Other Comprehensive Income/(Loss)	9
Total Retained Earnings	(5)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	117
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**117**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**117**
Operating Expenses:	
Compensation and Benefits	47
Marketing and Advertising	3
Depr and Amortization	6
Professional and Contract Services	6
Computer Ops and Data Communication	1
Occupancy	1
Regulatory	0
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**83**
Operating Income	**34**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(233)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(196)
Income Tax Provisions	**9**
Net Income	**(204)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(204)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,155
Investments	0
Total Receivables - Net	3,282
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	9,184
Margin Deposits & Default Fund	0
Total Current Assets	**13,620**
Long Term Assets:	
Total Property and Equipment - Net	62
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	238
Other Long Term Assets	0
Total Long Term Assets	**300**
Total Assets	**13,920**
LIABILITIES	
Total AP and Accrued Expenses	3,658
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	788
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	17
Current Deferred Tax Liability	0
Current Liabilities	**4,463**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	164
Long Term Liabilities	**164**
Total Liabilities	**4,627**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(613)
Total Retained Earnings	(29,057)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,293**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,293**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,920**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,700
Total Revenues	**4,700**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,700**
Operating Expenses:	
Compensation and Benefits	5,164
Marketing and Advertising	68
Depr and Amortization	18
Professional and Contract Services	211
Computer Ops and Data Communication	106
Occupancy	487
Regulatory	0
General Administrative and Other	939
Merger Related Expenses Total	0
Total Operating Expenses	**6,993**
Operating Income	**(2,293)**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,270)
Income Tax Provisions	**0**
Net Income	**(2,270)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,270)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	0
Total Receivables - Net	9
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,580
Margin Deposits & Default Fund	0
Total Current Assets	**4,771**
Long Term Assets:	
Total Property and Equipment - Net	190
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	711
Other Long Term Assets	103
Total Long Term Assets	**1,004**
Total Assets	**5,775**
LIABILITIES	
Total AP and Accrued Expenses	196
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	934
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	336
Current Deferred Tax Liability	1,704
Current Liabilities	**3,170**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,170**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(435)
Total Retained Earnings	3,041
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,606**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,606**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	6,818
Total Revenues	**6,818**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,818**
Operating Expenses:	
Compensation and Benefits	4,881
Marketing and Advertising	15
Depr and Amortization	69
Professional and Contract Services	326
Computer Ops and Data Communication	16
Occupancy	596
Regulatory	0
General Administrative and Other	393
Merger Related Expenses Total	(65)
Total Operating Expenses	**6,231**
Operating Income	**586**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	586
Income Tax Provisions	**440**
Net Income	**146**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to **Nasdaq, Inc.**	**146**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,662
Margin Deposits & Default Fund	0
Total Current Assets	**1,684**
Long Term Assets:	
Total Property and Equipment - Net	889
Goodwill	0
Other Intangibles	(156)
Non Current Deferred Taxes	0
Other Long Term Assets	31
Total Long Term Assets	**764**
Total Assets	**2,449**
LIABILITIES	
Total AP and Accrued Expenses	242
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	257
Current Deferred Tax Liability	76
Current Liabilities	**1,287**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	863
Long Term Liabilities	**863**
Total Liabilities	**2,150**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	24
Total Retained Earnings	(41)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**299**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**299**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,449**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,526
Total Revenues	**8,526**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,526**
Operating Expenses:	
Compensation and Benefits	6,031
Marketing and Advertising	19
Depr and Amortization	223
Professional and Contract Services	525
Computer Ops and Data Communication	600
Occupancy	716
Regulatory	0
General Administrative and Other	528
Merger Related Expenses Total	0
Total Operating Expenses	**8,643**
Operating Income	**(117)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(119)
Income Tax Provisions	**96**
Net Income	**(215)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(215)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	634
Investments	0
Total Receivables - Net	327
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(33)
Margin Deposits & Default Fund	0
Total Current Assets	**928**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**928**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	167
Current Portion Capital Leases	0
Other Accrued Liabilities	173
Current Deferred Tax Liability	0
Current Liabilities	**382**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(76)
Total Retained Earnings	526
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**545**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**928**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	946
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**946**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**946**
Operating Expenses:	
Compensation and Benefits	339
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	46
Computer Ops and Data Communication	2
Occupancy	36
Regulatory	0
General Administrative and Other	(27)
Merger Related Expenses Total	0
Total Operating Expenses	**397**
Operating Income	**548**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	547
Income Tax Provisions	**64**
Net Income	**483**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**483**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	524
Investments	0
Total Receivables - Net	2,982
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,608
Margin Deposits & Default Fund	0
Total Current Assets	**38,114**
Long Term Assets:	
Total Property and Equipment - Net	370
Goodwill	132,121
Other Intangibles	42,289
Non Current Deferred Taxes	0
Other Long Term Assets	1,026
Total Long Term Assets	**175,805**
Total Assets	**213,919**
LIABILITIES	
Total AP and Accrued Expenses	536
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	963
Deferred Revenue	8
Current Portion Capital Leases	0
Other Accrued Liabilities	4,400
Current Deferred Tax Liability	75
Current Liabilities	**5,982**
Total Long Term Debt	0
Non Current Deferred Tax Liability	11,259
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**11,259**
Total Liabilities	**17,241**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/(Loss)	(519,202)
Total Retained Earnings	57,930
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**196,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**196,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**213,919**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	28,100
Global Listing Services	0
Global Information Services	1,314
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	843
Total Revenues	**30,257**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,257**
Operating Expenses:	
Compensation and Benefits	3,363
Marketing and Advertising	263
Depr and Amortization	3,510
Professional and Contract Services	2,616
Computer Ops and Data Communication	7,080
Occupancy	724
Regulatory	57
General Administrative and Other	425
Merger Related Expenses Total	0
Total Operating Expenses	**18,038**
Operating Income	**12,219**
Total Interest Income	327
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,545
Income Tax Provisions	**2,148**
Net Income	**10,397**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,397**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,202
Investments	0
Total Receivables - Net	888
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3,044)
Margin Deposits & Default Fund	0
Total Current Assets	**46**
Long Term Assets:	
Total Property and Equipment - Net	813
Goodwill	9,580
Other Intangibles	2,328
Non Current Deferred Taxes	1,128
Other Long Term Assets	0
Total Long Term Assets	**13,850**
Total Assets	**13,896**
LIABILITIES	
Total AP and Accrued Expenses	433
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,836
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	309
Current Deferred Tax Liability	0
Current Liabilities	**4,601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(65)
Non-current deferred revenue	0
All Other Long Term Liabilities	285
Long Term Liabilities	**220**
Total Liabilities	**4,821**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,249)
Total Retained Earnings	9,630
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,075**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,075**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,896**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	6,087
Market Technology Revenues	0
Other Revenues	17,866
Total Revenues	**23,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,953**
Operating Expenses:	
Compensation and Benefits	15,223
Marketing and Advertising	72
Depr and Amortization	757
Professional and Contract Services	3,104
Computer Ops and Data Communication	837
Occupancy	1,471
Regulatory	0
General Administrative and Other	1,618
Merger Related Expenses Total	0
Total Operating Expenses	**23,083**
Operating Income	**870**
Total Interest Income	17
Total Interest Expense	(205)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	682
Income Tax Provisions	**141**
Net Income	**540**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**540**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	402
Investments	0
Total Receivables - Net	91
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	668
Margin Deposits & Default Fund	0
Total Current Assets	**1,161**
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	9
Other Long Term Assets	0
Total Long Term Assets	**23**
Total Assets	**1,184**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	69
Deferred Revenue	3
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**119**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**119**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(789)
Total Retained Earnings	(3,510)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,065**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,065**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,184**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	311
Global Listing Services	467
Global Information Services	16
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	504
Total Revenues	**1,298**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,298**
Operating Expenses:	
Compensation and Benefits	361
Marketing and Advertising	15
Depr and Amortization	11
Professional and Contract Services	60
Computer Ops and Data Communication	184
Occupancy	36
Regulatory	20
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**791**
Operating Income	**507**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	(2)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	512
Income Tax Provisions	**89**
Net Income	**424**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**424**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	151,751
Investments	34,579
Total Receivables - Net	17,841
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,922
Margin Deposits & Default Fund	0
Total Current Assets	**207,093**
Long Term Assets:	
Total Property and Equipment - Net	1,206
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	30
Other Long Term Assets	6
Total Long Term Assets	**1,243**
Total Assets	**208,336**
LIABILITIES	
Total AP and Accrued Expenses	8,643
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	7,298
Deferred Revenue	6,187
Current Portion Capital Leases	0
Other Accrued Liabilities	4,616
Current Deferred Tax Liability	549
Current Liabilities	**27,293**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**27,293**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(39,157)
Total Retained Earnings	207,227
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**181,043**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**181,043**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208,336**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	75,131
Global Listing Services	33,899
Global Information Services	40,949
Corporate Solutions	0
Market Technology Revenues	20,310
Other Revenues	1,875
Total Revenues	**172,165**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**172,165**
Operating Expenses:	
Compensation and Benefits	23,353
Marketing and Advertising	1,419
Depr and Amortization	143
Professional and Contract Services	12,128
Computer Ops and Data Communication	26,577
Occupancy	1,208
Regulatory	377
General Administrative and Other	2,365
Merger Related Expenses Total	62
Total Operating Expenses	**67,632**
Operating Income	**104,533**
Total Interest Income	109
Total Interest Expense	(3)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	104,653
Income Tax Provisions	**3,745**
Net Income	**100,907**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**100,907**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	462
Investments	0
Total Receivables - Net	44
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	454
Margin Deposits & Default Fund	0
Total Current Assets	**961**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,409
Total Long Term Assets	**2,421**
Total Assets	**3,382**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	109
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(3)
Current Deferred Tax Liability	170
Current Liabilities	**285**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**285**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(781)
Total Retained Earnings	(7,252)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,097**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,097**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,382**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	229
Global Listing Services	295
Global Information Services	494
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	98
Total Revenues	**1,115**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,115**
Operating Expenses:	
Compensation and Benefits	445
Marketing and Advertising	34
Depr and Amortization	9
Professional and Contract Services	132
Computer Ops and Data Communication	133
Occupancy	54
Regulatory	10
General Administrative and Other	63
Merger Related Expenses Total	0
Total Operating Expenses	**880**
Operating Income	**235**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	235
Income Tax Provisions	**53**
Net Income	**183**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**183**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	12,911
Investments	0
Total Receivables - Net	25,337
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	7,872
Margin Deposits & Default Fund	0
Total Current Assets	**46,119**
Long Term Assets:	
Total Property and Equipment - Net	44,662
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	12,359
Other Long Term Assets	344,949
Total Long Term Assets	**401,970**
Total Assets	**448,089**
LIABILITIES	
Total AP and Accrued Expenses	5,773
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	14,424
Deferred Revenue	40,574
Current Portion Capital Leases	0
Other Accrued Liabilities	2,755
Current Deferred Tax Liability	0
Current Liabilities	**63,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	122,813
All Other Long Term Liabilities	107
Long Term Liabilities	**122,920**
Total Liabilities	**186,446**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	25,000
Total Retained Earnings	153,857
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**261,643**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**261,643**
Total Liabilities Non Controlling Interest and Stockholders Equity	**448,089**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	150,108
Other Revenues	4,956
Total Revenues	**155,064**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**155,064**
Operating Expenses:	
Compensation and Benefits	32,740
Marketing and Advertising	687
Depr and Amortization	17,145
Professional and Contract Services	40,983
Computer Ops and Data Communication	20,878
Occupancy	6,592
Regulatory	0
General Administrative and Other	2,633
Merger Related Expenses Total	40
Total Operating Expenses	**121,698**
Operating Income	**33,366**
Total Interest Income	8
Total Interest Expense	(164)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(84)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,125
Income Tax Provisions	**5,646**
Net Income	**27,479**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,479**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited).

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	175
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,083
Margin Deposits & Default Fund	0
Total Current Assets	**1,258**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1**
Total Assets	**1,259**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	198
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(12)
Current Deferred Tax Liability	0
Current Liabilities	**187**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**187**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(330)
Total Retained Earnings	699
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,072**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,072**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,259**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,511
Total Revenues	**1,511**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,511**
Operating Expenses:	
Compensation and Benefits	1,095
Marketing and Advertising	0
Depr and Amortization	21
Professional and Contract Services	13
Computer Ops and Data Communication	93
Occupancy	161
Regulatory	0
General Administrative and Other	83
Merger Related Expenses Total	0
Total Operating Expenses	**1,466**
Operating Income	**46**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	53
Income Tax Provisions	**16**
Net Income	**37**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**37**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	197
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,381
Margin Deposits & Default Fund	0
Total Current Assets	**11,578**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	89
Non Current Deferred Taxes	(1,608)
Other Long Term Assets	482
Total Long Term Assets	**(1,038)**
Total Assets	**10,540**
LIABILITIES	
Total AP and Accrued Expenses	1,009
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	347
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	130
Current Deferred Tax Liability	846
Current Liabilities	**2,332**
Total Long Term Debt	0
Non Current Deferred Tax Liability	131
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**131**
Total Liabilities	**2,463**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,116)
Total Retained Earnings	8,571
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,077**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,077**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,540**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,136
Total Revenues	**2,136**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,136**
Operating Expenses:	
Compensation and Benefits	1,416
Marketing and Advertising	1
Depr and Amortization	82
Professional and Contract Services	304
Computer Ops and Data Communication	11
Occupancy	15
Regulatory	0
General Administrative and Other	56
Merger Related Expenses Total	0
Total Operating Expenses	**1,884**
Operating Income	**252**
Total Interest Income	148
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	399
Income Tax Provisions	**49**
Net Income	**350**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**350**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	0
Total Receivables - Net	57
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	959
Margin Deposits & Default Fund	0
Total Current Assets	**1,174**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**11**
Total Assets	**1,185**
LIABILITIES	
Total AP and Accrued Expenses	27
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	297
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**352**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**352**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(297)
Total Retained Earnings	981
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**833**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,185**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	874
Total Revenues	**874**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**874**
Operating Expenses:	
Compensation and Benefits	645
Marketing and Advertising	27
Depr and Amortization	7
Professional and Contract Services	21
Computer Ops and Data Communication	4
Occupancy	61
Regulatory	0
General Administrative and Other	109
Merger Related Expenses Total	0
Total Operating Expenses	**874**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**22**
Net Income	**(22)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	225
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	74
Margin Deposits & Default Fund	0
Total Current Assets	**299**
Long Term Assets:	
Total Property and Equipment - Net	151
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	360
Total Long Term Assets	**512**
Total Assets	**810**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	294
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(45)
Current Deferred Tax Liability	0
Current Liabilities	**268**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**268**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(216)
Total Retained Earnings	(83)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**542**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**542**
Total Liabilities Non Controlling Interest and Stockholders Equity	**810**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,114
Total Revenues	**2,114**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,114**
Operating Expenses:	
Compensation and Benefits	1,470
Marketing and Advertising	74
Depr and Amortization	37
Professional and Contract Services	52
Computer Ops and Data Communication	12
Occupancy	184
Regulatory	0
General Administrative and Other	274
Merger Related Expenses Total	0
Total Operating Expenses	**2,103**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10
Income Tax Provisions	**78**
Net Income	**(68)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(68)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**22**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**22**
LIABILITIES	
Total AP and Accrued Expenses	(1)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(1)
Current Deferred Tax Liability	0
Current Liabilities	**(2)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(15)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	30
Total Revenues	**30**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**45**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**0**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	231,257
Investments	23,171
Total Receivables - Net	6,921
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	100,581
Margin Deposits & Default Fund	0
Total Current Assets	**361,931**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(5)
Other Long Term Assets	759,108
Total Long Term Assets	**759,104**
Total Assets	**1,121,035**
LIABILITIES	
Total AP and Accrued Expenses	282
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	189,016
Current Deferred Tax Liability	0
Current Liabilities	**189,624**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**189,663**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(60,789)
Total Retained Earnings	23,987
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**931,371**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**931,371**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,121,035**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	370
Total Revenues	**370**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**370**
Operating Expenses:	
Compensation and Benefits	1,121
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	180
Computer Ops and Data Communication	192
Occupancy	91
Regulatory	0
General Administrative and Other	5,585
Merger Related Expenses Total	0
Total Operating Expenses	**7,181**
Operating Income	**(6,810)**
Total Interest Income	7,627
Total Interest Expense	(3,810)
Dividend and Investment Income	1,664
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,330)
Income Tax Provisions	**1,275**
Net Income	**(2,605)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,605)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	519
Investments	0
Total Receivables - Net	1,686
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(2,378)
Margin Deposits & Default Fund	0
Total Current Assets	**(172)**
Long Term Assets:	
Total Property and Equipment - Net	1,856
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	96
Other Long Term Assets	0
Total Long Term Assets	**1,952**
Total Assets	**1,780**
LIABILITIES	
Total AP and Accrued Expenses	227
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	547
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(263)
Current Deferred Tax Liability	0
Current Liabilities	**511**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**511**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(95)
Total Retained Earnings	111
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,269**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,269**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,780**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	1,543
Other Revenues	2,831
Total Revenues	**4,374**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,374**
Operating Expenses:	
Compensation and Benefits	2,649
Marketing and Advertising	6
Depr and Amortization	49
Professional and Contract Services	148
Computer Ops and Data Communication	475
Occupancy	472
Regulatory	0
General Administrative and Other	524
Merger Related Expenses Total	0
Total Operating Expenses	**4,325**
Operating Income	**49**
Total Interest Income	0
Total Interest Expense	(7)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	42
Income Tax Provisions	**(69)**
Net Income	**111**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**111**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(73)
Margin Deposits & Default Fund	0
Total Current Assets	**(71)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(5,928)**
LIABILITIES	
Total AP and Accrued Expenses	244
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(0)
Current Deferred Tax Liability	0
Current Liabilities	**244**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**244**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,230)
Total Retained Earnings	(321)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(6,172)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(6,172)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(5,928)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**41**
Operating Income	**(41)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(43)
Income Tax Provisions	**0**
Net Income	**(43)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(43)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	240
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(40,575)
Margin Deposits & Default Fund	0
Total Current Assets	**(40,333)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**112,407**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(0)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(6)
Current Deferred Tax Liability	0
Current Liabilities	**(1)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(1)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	87,995
Total Retained Earnings	29,185
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**112,409**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**112,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**112,407**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	118
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	89
Merger Related Expenses Total	(342)
Total Operating Expenses	**(114)**
Operating Income	**114**
Total Interest Income	0
Total Interest Expense	(303)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(189)
Income Tax Provisions	**0**
Net Income	**(189)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(189)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(10,421)
Accumulated Other Comprehensive Income/(Loss)	10,070
Total Retained Earnings	351
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	5
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5
Income Tax Provisions	**0**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	296
Total Retained Earnings	(296)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	0
Total Receivables - Net	16,208
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	132,003
Margin Deposits & Default Fund	0
Total Current Assets	**148,208**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,250
Other Long Term Assets	0
Total Long Term Assets	**4,250**
Total Assets	**152,459**
LIABILITIES	
Total AP and Accrued Expenses	22,750
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**22,750**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**22,750**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(171,478)
Total Retained Earnings	57,756
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**129,709**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**129,709**
Total Liabilities Non Controlling Interest and Stockholders Equity	**152,459**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	754
Merger Related Expenses Total	0
Total Operating Expenses	**754**
Operating Income	**(754)**
Total Interest Income	3,187
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,430
Income Tax Provisions	**136**
Net Income	**2,294**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,294**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	375
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	404,445
Margin Deposits & Default Fund	0
Total Current Assets	**404,820**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**648,233**
LIABILITIES	
Total AP and Accrued Expenses	1,714
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38
Current Deferred Tax Liability	22
Current Liabilities	**1,775**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,775**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(53,457)
Total Retained Earnings	282
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**646,459**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**646,459**
Total Liabilities Non Controlling Interest and Stockholders Equity	**648,233**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	1,723
Total Interest Expense	(1)
Dividend and Investment Income	(1,703)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19
Income Tax Provisions	**3**
Net Income	**16**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	7,566
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**7,566**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**7,566**
LIABILITIES	
Total AP and Accrued Expenses	5,892
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	163
Deferred Revenue	12
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**6,068**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**6,068**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(352)
Total Retained Earnings	1,850
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,566**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	255
Market Technology Revenues	0
Other Revenues	637
Total Revenues	**892**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**892**
Operating Expenses:	
Compensation and Benefits	679
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	1
Occupancy	75
Regulatory	0
General Administrative and Other	79
Merger Related Expenses Total	0
Total Operating Expenses	**892**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**12**
Net Income	**(11)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(11)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	0
Total Receivables - Net	1,213
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	690
Margin Deposits & Default Fund	0
Total Current Assets	**2,388**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	33
Other Long Term Assets	0
Total Long Term Assets	**33**
Total Assets	**2,421**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	598
Current Portion Capital Leases	0
Other Accrued Liabilities	143
Current Deferred Tax Liability	0
Current Liabilities	**746**
Total Long Term Debt	0
Non Current Deferred Tax Liability	68
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**68**
Total Liabilities	**813**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(494)
Total Retained Earnings	1,788
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,607**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,607**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,421**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	3,609
Other Revenues	(0)
Total Revenues	**3,609**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,609**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,214
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	88
Merger Related Expenses Total	0
Total Operating Expenses	**3,302**
Operating Income	**308**
Total Interest Income	5
Total Interest Expense	(10)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	303
Income Tax Provisions	**(39)**
Net Income	**342**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**342**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,839
Investments	0
Total Receivables - Net	5,555
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,637
Margin Deposits & Default Fund	0
Total Current Assets	**45,032**
Long Term Assets:	
Total Property and Equipment - Net	5,904
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	884
Other Long Term Assets	0
Total Long Term Assets	**6,788**
Total Assets	**51,820**
LIABILITIES	
Total AP and Accrued Expenses	559
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,054
Deferred Revenue	431
Current Portion Capital Leases	0
Other Accrued Liabilities	4,782
Current Deferred Tax Liability	0
Current Liabilities	**6,826**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	238
Long Term Liabilities	**238**
Total Liabilities	**7,064**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(8,618)
Total Retained Earnings	50,886
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**44,755**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**44,755**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,820**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	42,455
Other Revenues	(0)
Total Revenues	**42,454**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42,454**
Operating Expenses:	
Compensation and Benefits	5,041
Marketing and Advertising	16
Depr and Amortization	1,464
Professional and Contract Services	3,997
Computer Ops and Data Communication	7,010
Occupancy	590
Regulatory	0
General Administrative and Other	87
Merger Related Expenses Total	0
Total Operating Expenses	**18,204**
Operating Income	**24,250**
Total Interest Income	667
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	24,917
Income Tax Provisions	**6,331**
Net Income	**18,586**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**18,586**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	21
Current Deferred Tax Liability	0
Current Liabilities	**21**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(17)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(21)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(21)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	6,484
Total Long Term Assets	**6,484**
Total Assets	**6,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,793
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(65)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**6,486**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**6,486**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,486**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**64**
Operating Income	**(64)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(63)
Income Tax Provisions	**0**
Net Income	**(64)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(64)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,859
Investments	0
Total Receivables - Net	874
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(179)
Margin Deposits & Default Fund	0
Total Current Assets	**2,554**
Long Term Assets:	
Total Property and Equipment - Net	5,772
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	379
Other Long Term Assets	313
Total Long Term Assets	**6,464**
Total Assets	**9,018**
LIABILITIES	
Total AP and Accrued Expenses	56
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,455
Deferred Revenue	2,574
Current Portion Capital Leases	0
Other Accrued Liabilities	(601)
Current Deferred Tax Liability	0
Current Liabilities	**3,484**
Total Long Term Debt	0
Non Current Deferred Tax Liability	273
Non-current deferred revenue	8,031
All Other Long Term Liabilities	262
Long Term Liabilities	**8,567**
Total Liabilities	**12,051**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(181)
Total Retained Earnings	(4,219)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,033)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,033)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,018**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	(150)
Other Revenues	5,786
Total Revenues	**5,636**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,636**
Operating Expenses:	
Compensation and Benefits	3,951
Marketing and Advertising	35
Depr and Amortization	1,854
Professional and Contract Services	2,087
Computer Ops and Data Communication	2,165
Occupancy	0
Regulatory	0
General Administrative and Other	671
Merger Related Expenses Total	0
Total Operating Expenses	**10,764**
Operating Income	**(5,127)**
Total Interest Income	14
Total Interest Expense	(217)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,330)
Income Tax Provisions	**(313)**
Net Income	**(5,016)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,016)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Broker B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Holding N.V
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Exhibit K

List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the ISE Gemini, LLC within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 164,370,961 shares of common stock outstanding on March 7, 2016, the record date for Nasdaq Holdco's 2016 annual meeting of stockholders. Shares of common stock underlying options, all of which are currently exercisable, were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.8% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2016, Massachusetts Financial Services Company indicated that it has beneficial ownership of, and sole dispositive power with respect to, 15,450,971 shares and sole voting power with respect to 14,439,181 shares.

Approximate ownership interest: Approximately 9.4% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power over 12,077,563 shares and sole voting power over

10,758,164 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, and BlackRock Life Limited.

Approximate ownership interest: Approximately 7.3% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, The Vanguard Group, Inc. indicated that it has beneficial ownership of 9,887,005 shares, sole voting power with respect to 211,622 shares, shared voting power with respect to 11,000 shares, sole dispositive power with respect to 9,665,683 shares and shared dispositive power with respect to 221,322 shares. The Schedule 13G includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (177,822 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (77,300 shares).

Approximate ownership interest: Approximately 6% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.